As filed with the Securities and Exchange Commission on August 10, 2006

Registration No. 333-135877

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

THE KNOT, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	462 Broadway, 6th Floor New York, New York 10013 (212) 219-8555	13-3895178 (I.R.S. Employer Identification Number)

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David Liu
President and Chief Executive Officer
The Knot, Inc.
462 Broadway, 6th Floor
New York, New York 10013
(212) 219-8555

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of communications to:

Brian B. Margolis, Esq.
Proskauer Rose LLP
1585 Broadway
New York, New York 10036
Telephone: (212) 969-3000

      Approximate date of commencement of proposed sale to the public: At such time or times after the effective date of this Registration Statement as the selling stockholders shall determine.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

      If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED August 10, 2006

PROSPECTUS

2,750,000 Shares

Common Stock

      This prospectus relates to the resale of 2,750,000 shares of common stock of The Knot, Inc. that may be offered and sold from time to time by the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus.

      The selling stockholders may offer their shares through public or private transactions at prevailing market prices or at privately negotiated prices. The selling stockholders may make sales directly to purchasers or through brokers, agents, dealers or underwriters or through a combination of these methods. The selling stockholders will bear all commissions and other compensation paid to brokers in connection with the sale of their shares.

      Our common stock is quoted on the Nasdaq Global Market under the symbol “KNOT”. On August 9, 2006, the closing sale price of our common stock was $16.37 per share.

Investing in our common stock involves risks.
See “Risk Factors” beginning on page 4.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2006.

      You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are not making an offer to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is complete and accurate as of the date of this prospectus, but the information may have changed since that date.

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PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read carefully the entire prospectus, including “Risk Factors” and the other information contained or incorporated by reference in this prospectus, before making an investment decision.

      Unless the context otherwise indicates, references in this prospectus to the terms “The Knot,” “we,” “our” and “us” refer to The Knot, Inc. and its subsidiaries and “WeddingChannel” refers to WeddingChannel.com, Inc. and its subsidiaries. This prospectus contains product names, trade names, service marks and trademarks of The Knot as well as other entities.

Our Business

      The Knot is a leading lifestage media company targeting couples planning their weddings and future lives together. We commenced operations in May 1996. Our principal website, www.theknot.com, is the most trafficked wedding site online and offers extensive wedding-related content and shopping, and an active community. The Knot also provides wedding content to MSN and Comcast. We publish The Knot Weddings Magazine, which features editorial content and a shopping directory format which covers every major wedding planning decision and is distributed to newsstands and bookstores across the nation. We also publish The Knot Weddings regional magazines in 15 markets in the United States and The Knot Real Weddings in two additional local markets.

      In November 2004, we launched The Nest, www.thenest.com, the first online destination for the newly married audience. In January 2005, we acquired the business and assets of GreatBoyfriends LLC including the websites www.greatboyfriends.com and www.greatgirlfriends.com, which are referral-based online dating services supported by subscriptions. We also author books on wedding-related and newlywed-related topics. We are based in New York and have several other offices across the country.

Recent Developments

Pending Merger with WeddingChannel

      On June 5, 2006, we announced that we entered into a definitive merger agreement (the “Merger Agreement”) with WeddingChannel, a privately-held provider of wedding planning and gift buying services. We refer to this transaction in this prospectus as the “Merger.” Under the terms of the Merger Agreement, we will pay approximately $57.9 million in cash and issue 1,150,000 shares of our common stock in exchange for all of the outstanding capital stock and stock options of WeddingChannel. We intend to finance the cash portion of the purchase price through our existing cash resources and, subject to market conditions, the proceeds of a public offering of our common stock (the “Follow-On Offering”). The cash portion of the purchase price will be adjusted if WeddingChannel's working capital is above or below $10 million at closing.

      The Merger has been approved by the boards of directors of both companies. Stockholders representing approximately 30% of the outstanding capital stock of WeddingChannel have agreed to vote their shares in favor of the Merger. The Merger is subject to customary closing conditions, including stockholder and regulatory approvals, and is currently expected to close in the third quarter of 2006. The Merger Agreement also contains certain termination rights in favor of each of The Knot and WeddingChannel. For more information about the Merger, see “Pending Merger with WeddingChannel.”

      Similar to The Knot, WeddingChannel offers comprehensive wedding-planning content and interactive tools, and allows couples to manage gift registries for purchases from the nation's largest retailers and to pre-reserve hotel rooms from numerous properties worldwide. WeddingChannel's online wedding registry system searches registries from retailers and resort groups, including Macy's, Bloomingdale's, Tiffany & Co., Crate & Barrel, Neiman Marcus, Williams-Sonoma, Pottery Barn, The Home Depot, JCPenney, Starwood Hotels, Sandals Resorts and others. WeddingChannel also operates a bridal fashion trade show.

      On September 19, 2003, WeddingChannel filed a complaint against The Knot in the United States District Court for the Southern District of New York alleging patent infringement. A stay was entered on January 17, 2006 relating to this litigation. We expect that the litigation will be withdrawn effective as of the closing of the Merger, and, therefore, that we will not suffer any future harm to our business, results of operations or financial condition relating to this litigation if the Merger is completed.

      See “Pending Merger with WeddingChannel” for a description of the terms of the Merger and “Risk Factors—Risks Related to the Pending Merger with WeddingChannel” for a description of the risks associated with the Merger and the risks that the combined company may face if the Merger is consummated.

Private Placement

      On July 10, 2006, we issued and sold 2,750,000 shares of its common stock in a private placement (the “Private Placement”) to three institutional investors at a price of $18.25 per share. The proceeds from the Private Placement will be used for general corporate purposes, including working capital and capital expenditures. The shares of common stock sold by The Knot in the Private Placement were not registered under the Securities Act of 1933. The registration statement of which this prospectus forms a part has been filed to cover resales of the common stock issued to institutional investors in the Private Placement.

Acquisition of “the lilaguide”

      On July 25, 2006, The Knot announced that it had acquired “the lilaguide”, a collection of localized pocket-sized, for-parents-by-parents guidebooks on all-things babies, for approximately $2.0 million, consisting of cash paid and liabilities assumed. The acquisition of “the lilaguide” represents The Knot's first step into the business of catering to the needs of first-time parents.

Results for Second Quarter and First Six Months of 2006

      On July 27, 2006, we announced the following results, which are preliminary and unaudited, for the three and six months ended June 30, 2006:

      For the second quarter ended June 30, 2006, we had net revenues of $17.7 million, an increase of 31% from net revenues of $13.6 million for the second quarter of 2005. All three of our revenue streams contributed to the gains, led by local and national online advertising revenue which was up 38% over the prior year. Publishing and other revenues rose by 30%, and merchandise revenue increased by 20% over the prior year.

      Net income for the second quarter of 2006 was $3.9 million, or $0.17 per basic and $0.15 per diluted share, as compared to $1.3 million, or $0.06 per basic and $0.05 per diluted share, in 2005. Professional fees related to our litigation with WeddingChannel.com, which were $1.6 million in the second quarter of 2005, were minimal in the second quarter of 2006. On January 17, 2006, a stay was entered in connection with this litigation, for a period of not less than 60 days, upon the joint request of the parties. The stay has continued to remain in effect.

      For the six months ended June 30, 2006, we had net revenues of $32.5 million and net income of $5.6 million or $0.24 per basic and $0.22 per diluted share as compared to net revenues of $25.5 million and net income of $1.7 million or $0.08 per basic and $0.07 per diluted share in 2005.

      Our principal executive offices are located at 462 Broadway, 6th Floor, New York, New York, 10013. Our telephone number is (212) 219-8555.

      The address of our principal website is www.theknot.com. Our website address is provided solely for informational purposes, and the information contained on our website does not constitute part of this prospectus.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should consider carefully the risks described below, together with the other information contained in this prospectus, before deciding to invest in our common stock. These risks could have a material and adverse impact on our business, results of operations and financial condition. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to the Pending Merger with WeddingChannel

We may fail to consummate our pending Merger with WeddingChannel, which could materially and adversely affect our business, results of operations and financial condition, as well as the trading price of our common stock.

      We expect that the Follow-On Offering, the net proceeds of which we intend to use to fund a portion of the cash purchase price of our pending Merger with WeddingChannel, will be consummated prior to the completion of the Merger. The consummation of the Merger is subject to closing conditions, including, among others, receipt of approval of WeddingChannel's stockholders, receipt of necessary regulatory approvals, the absence of a material adverse effect on either party and material performance of each party's obligations under the Merger Agreement. We intend to consummate the Merger as soon as possible; however, we cannot assure you that the conditions required to consummate the Merger will be satisfied or waived on the anticipated schedule or at all.

      In the event that we complete the Follow-On Offering but fail to consummate the Merger, we will have issued a significant number of additional shares of our common stock, but we will not have acquired the additional revenue sources anticipated to result from the Merger. Among other consequences, our earnings per share would likely decline because our earnings may not increase to an extent commensurate with the increase in our outstanding shares of common stock following the Follow-On Offering as well as our recently completed Private Placement. In addition, if the Merger is not completed, we estimate that we would have an additional $29.5 million of net proceeds from the Follow-On Offering that would be utilized by our management in its sole discretion. Furthermore, WeddingChannel's litigation with us is likely to proceed if the Merger is not consummated. As a result, failure to consummate the Merger could materially and adversely affect our business, results of operations and financial condition, as well as the trading price of our common stock.

We may not realize the anticipated benefits of acquiring WeddingChannel.

      The Knot and WeddingChannel entered into the Merger Agreement in order to, among other objectives, create a combined company that will serve as a more effective marketing resource for advertisers and that will achieve cost savings and operating efficiencies. Achieving the anticipated benefits of the Merger is subject to uncertainties, including whether The Knot integrates WeddingChannel in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in expected revenues and diversion of management's time and energy and could materially and adversely impact The Knot's business, financial condition and results of operations.

We may experience difficulties integrating WeddingChannel with The Knot.

      Integrating WeddingChannel's operations into The Knot's business will be a time-consuming process that will require considerable attention on the part of our management. We may experience unanticipated difficulties or expenses in connection with the integration of editorial, information technology and customer service functions. Similarly, the process of combining sales and marketing forces, consolidating information technology, communications and administrative functions, and coordinating product and service offerings can take longer, cost more, and provide fewer benefits than initially projected. To the extent any of these events occurs, the anticipated benefits of the Merger may not be realized, or may be realized more slowly than is currently expected. In addition, any failure to integrate the two companies in a timely and efficient manner may increase the risk that the Merger will result in the loss of customers or key employees or the continued diversion of the attention of management.

The Merger may result in a loss of customers, advertisers or suppliers, or a reduction in revenues from existing customers or advertisers.

      Some customers of The Knot or WeddingChannel may seek alternative sources of services or products due to, among other reasons, a desire not to do business with the combined company or perceived concerns that the combined company may not continue to support and maintain certain services or customer service standards or develop certain product lines. Difficulties in combining operations could also result in the loss of suppliers or potential disputes or litigation with customers, suppliers or others. Any steps by management to counter such potential increased customer or supplier attrition may not be effective. Failure by management to control attrition could result in worse than anticipated financial performance.

      Some advertisers have historically placed ads on both The Knot's website and WeddingChannel's website. It is possible, following the completion of the Merger, that these advertisers will decide to reduce their overall spending with the combined company as compared to their prior advertising spending with the two websites when they were separate and run by unrelated companies. To the extent that this occurs, this may have a material adverse effect on our business, financial condition and results of operations.

The combined company will depend on a limited number of customers for some significant portion of our sales, and our financial success is linked to the success of our customers, our customers' commitment to our services and products, and our ability to satisfy and retain our customers.

      One customer would have accounted for more than 10% of our pro forma consolidated net revenues, after giving effect to the Merger, during the year ended December 31, 2005. We expect that this customer will continue to represent a significant portion of our net revenues in the future, especially with the consolidation that is occurring in the retail industry. The loss of this customer or a reduction in the amount of our net revenues generated by this customer could have a material adverse effect on our business, results of operations or financial condition.

The combined company will generate significant revenues from its registry services business, in which we will face various risks.

      The registry services business of the combined company is dependent on the continued use of our website by our retail partners whose registries are posted on the website. While Federated Department Stores, Inc. (“Federated”) has entered into an extension of their current registry services contract with WeddingChannel, contingent upon the closing of the Merger, various other retailers have contracts with WeddingChannel that are coming up for renewal in the near future. In the event that one or more retail partners should decide not to renew their registry services agreements with WeddingChannel following the completion of the Merger, that could materially and adversely affect our business, results of operations and financial condition.

      The registry services business of the combined company is also dependent on our retail partners keeping their respective websites operational, as well as on the traffic which visits those sites. We also rely on information provided by these partners to update and integrate registry information daily. Any decline in traffic or technical difficulties experienced by these websites may negatively affect the revenues of the combined company.

      The fulfillment and delivery of products purchased by customers using our registry services is administered by our retail partners and, therefore, we are dependent on our retail partners to manage inventory, process orders and distribute products to our customers in a timely manner. If our retail partners experience problems with customer fulfillment or inventory management, or if we cannot integrate our processes with those of our partners, our business, results of operations and financial condition would be harmed.

      The retail services business is highly competitive. Our retail partners compete for customers, employees, locations, products and other important aspects of their businesses with many other local, regional, national and international retailers, both online and offline. We are dependent on our retail partners to manage these competitive pressures, and to the extent they are unable to do so, we may experience lower revenue and/or higher operating costs, which could materially and adversely affect our results of operations.

The services and products of the combined company may infringe on intellectual property rights of third parties and any infringement could require us to incur substantial costs and distract our management.

      Although we will avoid knowingly infringing intellectual property rights of third parties, including licensed content, the combined company may be subject to claims alleging infringement of third-party proprietary rights. If we are subject to claims of infringement or are infringing the rights of third parties, we may not be able to obtain licenses to use those rights on commercially reasonable terms, if at all. In that event, we would need to undertake substantial reengineering to continue our online offerings. Any effort to undertake such reengineering might not be successful.

The combined company will be dependent on certain key personnel, and the loss of any of these persons may prevent us from implementing our combined business plan in an effective and timely manner.

      Our success depends, and the success of the combined company will depend, largely upon the continued services of our executive officers and other key personnel, including operational and information technology executives. Any loss or interruption of the services of one or more of our executive officers or these key personnel could result in our inability to manage our operations effectively and/or pursue our business strategy.

The operating results of the combined company may fluctuate due to seasonality.

      Seasonal and cyclical patterns may affect our revenues. Commissions from the sale of registry products and revenues from the sale of wedding-related merchandise are generally higher in the second and third quarters of each year. As a result of these factors, we may experience fluctuations in our revenues from quarter to quarter.

The Merger may adversely affect our financial results.

      We are accounting for the Merger using purchase accounting. As a result, we expect to take a charge against our earnings for amortization intangibles with a finite life, and we may be required to take other non-recurring charges, including writedowns of significant amounts of intangible assets with indefinite lives or goodwill. Our business, results of operations and financial condition may be harmed by such charges.

Future sales of shares of our common stock, or the perception that these shares might be sold, could cause the market price of our common stock to drop significantly.

      If we complete the Follow-On Offering, we will have approximately 28,383,664 shares of our common stock outstanding (which includes the 2,750,000 shares of common stock issued in our recently completed Private Placement). Of these shares, 5,302,504 shares are subject to lock-up restrictions with the underwriters of the Follow-On Offering, and these lock-up restrictions will expire 90 days following the date of the pricing of the Follow-On Offering. In addition, we will issue 1,150,000 shares of our common stock as part of the consideration paid to stockholders of WeddingChannel upon the completion of the Merger, of which only those shares held by

Federated Corporate Service, Inc., an affiliate of Federated, may not be sold for a period of one year following the closing of the Merger.

      In addition, the Registration Statement of which this prospectus forms a part covers resales of the 2,750,000 shares of common stock by the institutional investors who purchased shares in the Private Placement.

      Contingent upon the closing of the Merger, The Knot will grant to Federated registration rights for as long as it owns at least 5% of the outstanding common stock of The Knot, which rights will be exercisable commencing one year from the date on which the Merger is consummated. Certain other holders of our securities have, and certain future holders may be granted, rights to participate in, or require us to file, registration statements with the SEC for resales of common stock.

      We cannot predict the effect, if any, that future sales of shares of our common stock into the market, or the availability of shares of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued upon the exercise of outstanding stock options), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for our common stock.

Risks Related to The Knot's Business

Our online wedding-related and other websites may fail to generate sufficient revenues to survive over the long term.

      Our model for conducting business and generating revenues remains unproven. Our business model depends in large part on our ability to generate revenue streams from multiple sources through our online sites, including online sponsorship and advertising fees from third parties and online sales of wedding gifts and supplies.

      It is uncertain whether wedding-related and newlywed online sites that rely on attracting sponsors and advertisers, as well as people to purchase wedding gifts and supplies, can generate sufficient revenues to survive over the long term. For our business to be successful, we must provide users with an acceptable blend of products, information, services and community offerings that will attract wedding consumers to our online sites frequently. In addition, we must provide sponsors, advertisers and vendors the opportunity to reach these wedding consumers. We provide our services to users without charge, and we may not be able to generate sufficient revenues to pay for these services.

      We also face many of the risks and difficulties frequently encountered in rapidly evolving and intensely competitive markets, including the online advertising and e-commerce markets. These risks include our ability to:

•	increase the audience on our sites;

•	broaden awareness of our brand;

•	strengthen user loyalty;

•	offer compelling content;

•	maintain our leadership in generating traffic;

•	maintain our current, and develop new, strategic relationships;

•	attract a large number of advertisers from a variety of industries;

•	respond effectively to competitive pressures;

•	continue to develop and upgrade our technology; and

•	attract, integrate, retain and motivate qualified personnel.

      Accordingly, we are not certain that our business model will continue to be successful or that we can sustain revenue growth or profitability.

We have a history of significant losses since our inception and may incur significant losses in the future.

      While we have achieved profitability in the last three fiscal years, we have significant accumulated losses. As of March 31, 2006, our accumulated deficit was $40.5 million. We expect to continue to incur significant operating expenses and, as a result, we will need to generate significant revenues to maintain profitability. We cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. Failure to maintain profitability may materially and adversely affect our business, results of operations and financial condition as well as the market price of our common stock.

We lack significant revenues and may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall.

      Our revenues for the foreseeable future will remain dependent on online user traffic levels, advertising activity (both online and offline), the extension of our brand into other life stages and services, and the expansion of our e-commerce activity. In addition, we plan to expand and develop content and to continue to upgrade and enhance our technology and infrastructure. We incur a significant percentage of our expenses, such as employee compensation, prior to generating revenues associated with those expenses. Moreover, our expense levels are based, in part, on our expectation of future revenues. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If we have a shortfall in revenues or if operating expenses exceed our expectations or cannot be adjusted accordingly, then our results of operations would be materially and adversely affected.

If sales to sponsors or advertisers forecasted in a particular period are delayed or do not otherwise occur, our results of operations for a particular period would be materially and adversely affected.

      The time between the date of initial contact and the execution of a contract with a national sponsor or advertiser is often lengthy, typically ranging from six weeks for smaller programs and several months for larger programs, and may be subject to delays over which we have little or no control, including:

•	the occurrence of extraordinary events, such as the attacks on September 11, 2001;

•	advertisers' budgetary constraints;

•	advertisers' internal acceptance reviews;

•	the success and continued internal support of advertisers' and sponsors' own development efforts; and

•	the possibility of cancellation or delay of projects by advertisers or sponsors.

      During the sales cycle, we may expend substantial funds and management resources in advance of generating sponsorship or advertising revenues. Accordingly, if sales to advertisers or sponsors forecasted in a particular period are delayed or do not otherwise occur, we would generate less sponsorship and advertising revenues during that period, and our results of operations may be adversely affected.

Our quarterly revenues and operating results are subject to significant fluctuation, and these fluctuations may adversely affect the trading price of our common stock.

      Our quarterly revenues and operating results have fluctuated significantly in the past and are expected to continue to fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

•	the level of online usage and traffic on our websites;

•	seasonal demand for e-commerce;

•	the addition or loss of advertisers;

•	the advertising budgeting cycles of specific advertisers;

•	the regional and national magazines' publishing cycles;

•	the amount and timing of capital expenditures and other costs relating to the expansion of our operations, including those related to acquisitions;

•	the introduction of new sites and services by us or our competitors;

•	changes in our pricing policies or the pricing policies of our competitors; and

•	general economic conditions, as well as economic conditions specific to the Internet, online and offline media and electronic commerce.

      We do not believe that period-to-period comparisons of our operating results are necessarily meaningful and you should not rely upon these comparisons as indicators of our future performance.

      Due to the foregoing factors, it is also possible that our results of operations in one or more future quarters may fall below the expectations of investors and/or securities analysts. In such event, the trading price of our common stock is likely to decline.

Because the frequency of weddings vary from quarter to quarter, our operating results may fluctuate due to seasonality.

      Seasonal and cyclical patterns may affect our revenues. In 2004, according to the National Center of Health Statistics, 20% of weddings in the United States occurred in the first quarter, 27% occurred in the second quarter, 30% occurred in the third quarter and 23% occurred in the fourth quarter. Wedding-related merchandise revenues generally are lower in the first and fourth quarters of each year. As a result of these factors, we may experience fluctuations in our revenues from quarter to quarter.

We depend on our strategic relationships with other websites.

      We depend on establishing and maintaining distribution relationships with high-traffic websites, such as MSN and Comcast, for a portion of our traffic. There is intense competition for placements on these sites, and we may not be able to continue to enter into such relationships on commercially reasonable terms, if at all. Even if we enter into or maintain distribution relationships with these websites, they themselves may not attract a significant number of users. Therefore, our sites may not receive additional users from these relationships. Moreover, we may be required to pay significant fees to establish and maintain these relationships. Our business, results of operations and financial condition could be materially and adversely affected if we do not establish and maintain strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in increased use of our websites.

The market for Internet advertising is still developing, and if the Internet fails to gain further acceptance as a media for advertising, we would experience slower revenue growth than expected or a decrease in revenue and would incur greater than expected losses.

      Our future success depends, in part, on a significant increase in the use of the Internet as an advertising and marketing medium. Total online sponsorship and advertising revenues constituted 34%, 43% and 50% of our net revenues for the years ended December 31, 2003, 2004 and 2005, respectively, and 48% and 53% of our net revenues for the three months ended March 31, 2005 and 2006, respectively. The Internet advertising market is still developing, and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand for and market acceptance of Internet advertising solutions are uncertain. Many of our current and potential customers have little or no experience with Internet advertising and have allocated only a limited portion of their advertising and marketing budgets to Internet activities. The adoption of Internet advertising, particularly by entities that have historically relied upon traditional methods of advertising and marketing, requires the acceptance of a new way of advertising and marketing.

These customers may find Internet advertising to be less effective for meeting their business needs than traditional methods of advertising and marketing. Furthermore, there are software programs that limit or prevent advertising from being delivered to a user's computer. Widespread adoption of this software by users would significantly undermine the commercial viability of Internet advertising.

We may be unable to continue to build and maintain awareness of The Knot and The Nest brand names, which would negatively impact our business and cause our revenues to decline.

      Building and maintaining recognition of our brands is critical to attracting and expanding our online user base and our offline readership. Because we plan to continue building brand recognition, we may find it necessary to accelerate expenditures on our sales and marketing efforts or otherwise increase our financial commitment to creating and maintaining brand awareness. Any failure to successfully promote and maintain our brands would adversely affect our business and cause us to incur significant expenses in promoting our brand without an associated increase in our net revenues.

Our business could be adversely affected if we are not able to successfully integrate any future acquisitions or successfully operate under our strategic partnerships.

      In the future, we may acquire, or invest in, complementary companies, products or technologies or enter into new strategic partnerships. Acquisitions, investments and partnerships involve numerous risks, including:

•	difficulties in integrating operations, technologies, products and personnel;

•	diversion of financial and management resources from existing operations;

•	risks of entering new markets;

•	potential loss of key employees; and

•	inability to generate sufficient revenues to offset acquisition or investment costs.

The costs associated with potential acquisitions or strategic alliances could dilute your investment or adversely affect our results of operations.

      To pay for an acquisition or to enter into a strategic alliance, we might use equity securities, debt, cash or a combination of the foregoing. As an example, we will utilize cash and shares of our common stock as the consideration for our pending Merger with WeddingChannel. The use of equity securities may dilute our existing stockholders. In addition, an acquisition may involve non-recurring charges, including writedowns of significant amounts of goodwill. The related increases in expenses could adversely affect our results of operations. Any such acquisitions or strategic alliances may require us to obtain additional equity or debt financing, which may not be available on commercially acceptable terms, if at all.

If we cannot protect our domain names, it will impair our ability to successfully brand The Knot.

      We hold various Web domain names, including www.theknot.com and www.thenest.com that are critical to the operation of our business. The acquisition and maintenance of domain names, or Internet addresses, generally is regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, it is unclear whether laws protecting trademarks and similar proprietary rights will be extended to protect domain names. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. We may not successfully carry out our business strategy of establishing a strong brand for The Knot or The Nest if we cannot prevent others from using similar domain names or trademarks. This could impair our ability to increase market share and revenues.

Our business and prospects would suffer if we are unable to protect and enforce our intellectual property rights.

      We rely on copyright, trademark and other intellectual property laws to protect our proprietary rights in our proprietary technology, processes, designs, content and other intellectual property to the extent such protection is sought or secured at all. We also depend on trade secret protection through, among other things, confidentiality agreements and/or invention assignment agreements with our employees, licensees and others and through license agreements with our licensees and other partners. We may not have agreements containing adequate protective provisions in every case, and the contractual provisions that are in place may not provide us with adequate protection in all circumstances; the steps we might otherwise take may not be adequate to protect against infringement and misappropriation of our intellectual property by third parties.

      Despite our efforts to protect our intellectual property rights, intellectual property laws afford us only limited protection. A third party may be able to develop similar or superior technology, processes, content or other intellectual property independently. In addition, monitoring the unauthorized use of our intellectual property, including our copyrights, trademarks and service marks, is difficult. The unauthorized reproduction or misappropriation of our intellectual property rights could enable third parties to benefit from our technology without paying us for it, could diminish the value of our brands, competitive advantages or goodwill, and could result in decreased sales. If this occurs, our business and prospects would be materially and adversely affected.

      Disputes concerning the ownership, or rights to use, intellectual property could be costly and time-consuming to litigate, may distract management from other tasks of operating the business and may result in our loss of significant rights and the loss of our ability to operate our business. Litigation has been and may continue to be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type has resulted in and could in the future result in further substantial costs and diversion of resources, may result in counterclaims or other claims against us and could significantly harm our results of operations.

      Furthermore, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. In addition, we have not obtained copyright and trademark protection for all of our proprietary technology, processes, content and brands in all of the countries where we sell our products or otherwise operate. This could leave us helpless to stop potential infringers or possibly even unable to sell our products or provide our services in certain territories.

Our services and products may infringe the intellectual property rights of third parties, and any disputes with or claims by third parties alleging our infringement or misappropriation of their proprietary rights could require us to incur substantial costs and distract our management, and could otherwise have a negative impact on our business.

      Although we avoid knowingly infringing intellectual rights of third parties, other parties have asserted in the past and may assert in the future claims alleging infringement of third party proprietary rights, including with respect to copyright, trademark, patent or other intellectual proprietary rights important to our business. If we are subject to claims of infringement or are infringing the rights of third parties, we may not be able to obtain licenses to use those rights on commercially reasonable terms, if at all. In that event, we could need to undertake substantial reengineering to continue our online offerings. Any effort to undertake such reengineering might not be successful. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or otherwise operating our business. Any claim of infringement, even if the claim is invalid or without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business, could be time-consuming, could result in costly settlements, litigation or restrictions on our business and could damage our reputation.

      In September 2003, WeddingChannel filed a complaint against us alleging, among other claims, that we have violated their U.S. Patent 6,618,753 (“Systems and Methods for Registering Gift Registries and for Purchasing Gifts”), and further alleging that certain actions of The Knot give rise to various federal statute, state statute and common law causes of actions. WeddingChannel is seeking, among other things, damages and injunctive relief. If we are found to have willfully infringed the patent-in-suit, enhanced damages may be awarded.

      We have filed an answer and counterclaims against WeddingChannel. Our answer raises various defenses to the counts alleged by WeddingChannel. Additionally, we have brought counterclaims including a request that the court declare that the patent-in-suit is invalid, unenforceable and not infringed.

      On January 17, 2006, a stay was entered in the litigation between The Knot and WeddingChannel for a period of not less than 60 days, upon the joint request of the parties. Based on the information described above under “Prospectus Summary—Recent Developments—Pending Merger with WeddingChannel,” we expect that the litigation will be withdrawn effective as of the closing of the Merger and, therefore, that we will not suffer any harm to our business, results of operations or financial condition relating to this litigation.

      If, however, the Merger is not consummated, it is likely that the stay will be lifted and that the litigation will resume. In such an event, if our motions are unsuccessful and all or a portion of WeddingChannel's patent infringement claims remain, the case may go to trial in the second half of 2006. We cannot assure you that our answer or counterclaims against WeddingChannel will be successful. If our answer and our defenses do not succeed or if our counterclaims are found to be without merit, or if we determine to settle this litigation at a later date, we could suffer harm to our business and a material adverse effect to our financial condition and results of operations.

      Our general and administrative expenses increased to $14.5 million for the year ended December 31, 2005, from $11.1 million for the year ended December 31, 2004 and $7.5 million for the year ended December 31, 2003. These expenses include legal fees related to the litigation with WeddingChannel of $4.8 million, $3.1 million and $136,000, respectively. Our general and administrative expenses were $3.3 million for the three months ended March 31, 2006 as compared to $3.1 million for the three months ended March 31, 2005, which include legal fees relating to the litigation with WeddingChannel of $180,000 and $683,000, respectively. We cannot predict at this time the amount of additional legal fees that we may incur. There can be no assurance that we will not incur substantial legal fees in 2006 or beyond in connection with this litigation, at levels equal to or greater than the amount of fees incurred in 2005.

Increased competition in our markets could reduce our market share, the number of our advertisers, our advertising revenues and our margins.

      The Internet advertising and online wedding markets are still developing. Additionally, both the Internet advertising and online wedding markets and the wedding magazine publishing markets are intensely competitive, and we expect competition to intensify in the future. We face competition for members, users, readers and advertisers from the following areas:

•	online services or websites targeted at brides and grooms as well as the online sites of retail stores, manufacturers and regional wedding directories;

•	bridal magazines, such as Brides and Modern Bride (both part of the Condé Nast family); and

•	online and retail stores offering gift registries, especially from retailers offering specific bridal gift registries.

      We expect competition to increase because of the business opportunities presented by the growth of the Internet and e-commerce. Our competition may also intensify as a result of industry consolidation and a lack of substantial barriers to entry. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and substantially larger user, membership or readership bases than we have and, therefore, have significant ability to attract advertisers, users and readers. In addition, many of our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in Internet user requirements, as well as devote greater resources than we can to the development, promotion and sale of services.

      There can be no assurance that our current or potential competitors will not develop services and products comparable or superior to those that we develop or adapt more quickly than we do to new technologies, evolving industry trends or changing Internet user preferences. Increased competition could result in price reductions, lower margins or loss of market share. There can be no assurance that we will be able to compete successfully against current and future competitors.

Our potential inability to compete effectively in our industry for qualified personnel could hinder the success of our business.

      Competition for personnel in the Internet and wedding industries is intense. We may be unable to retain employees who are important to the success of our business, including, in particular, members of our senior management team. We may also face difficulties attracting, integrating or retaining other highly qualified employees in the future. If we cannot attract new personnel or retain and motivate our current personnel, our business may not succeed.

Terrorism and the uncertainty of war may have a material adverse effect on our operating results.

      Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the market on which our common stock will trade, the markets in which we operate or our operating results. Further terrorist attacks against the United States or U.S. businesses may occur. The potential near-term and long-term effect these attacks may have for our customers, the market for our common stock, the markets for our services and the U.S. economy are uncertain. The consequences of any terrorist attacks, or any armed conflicts which may result, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business.

We may not be able to obtain additional financing necessary to execute our business strategy.

      We currently believe that our current cash and cash equivalents will be sufficient to fund our working capital and capital expenditure requirements for the foreseeable future. Our ability to meet our obligations in the ordinary course of business is dependent upon our ability to maintain profitable operations and/or raise additional financing through public or private equity financings, or other arrangements with corporate sources, or other sources of financing to fund operations. However, there is no assurance that we will maintain profitable operations or that additional funding, if required, will be available to us in amounts or on terms acceptable to us.

Systems disruptions and failures could cause advertiser or user dissatisfaction and could reduce the attractiveness of our sites.

      The continuing and uninterrupted performance of our computer systems is critical to our success. Our advertisers and sponsors, users and members may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our services and content to them. Substantial or repeated system disruption or failures would reduce the attractiveness of our online sites significantly.

      Substantially all of our systems hardware required to run our sites is located at Globix Corporation's facilities in New York, New York. Globix emerged from bankruptcy protection in

April 2002. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins, acts of terrorism and similar events could damage these systems. Our operations depend on the ability of Globix to protect its own systems and our systems in its data center against damage from fire, power loss, water damage, telecommunications failure, vandalism and similar unexpected adverse events. Although Globix provides comprehensive facilities management services, Globix does not guarantee that our Internet access will be uninterrupted, error-free or secure.

      Computer viruses, electronic break-ins or other similar disruptive problems also could adversely affect our online sites. Our business could be materially and adversely affected if our systems were affected by any of these occurrences. We do not presently have any secondary “off-site” systems or a formal disaster recovery plan, although we currently expect to have such a secondary “off-site” system in place and functional by the end of the third quarter of 2006. Our sites must accommodate a high volume of traffic and deliver frequently updated information. Our sites have in the past experienced slower response times. These types of occurrences in the future could cause users to perceive our sites as not functioning properly and, therefore, cause them to use another online site or other methods to obtain information or services. In addition, our users depend on Internet service providers, online service providers and other site operators for access to our online sites. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system disruptions or failures unrelated to our systems. Although we carry general liability insurance, our insurance may not cover any claims by dissatisfied advertisers or customers or may not be adequate to indemnify us for any liability that may be imposed in the event that a claim were brought against us. Any system disruption or failure, security breach or other damage that interrupts or delays our operations could cause us to lose users, sponsors and advertisers and adversely affect our business and results of operations.

      Substantially all of WeddingChannel's systems hardware required to run its sites is located at IBM Global Services facilities in Los Angeles, California, and is subject to the same risks as The Knot's systems located at Globix.

We may not be able to deliver various services if third parties fail to provide reliable software, systems and related services to us.

      We are dependent on various third parties for software, systems and related services in connection with our hosting, placement of advertising, accounting software, data transmission and security systems. Several of the third parties that provide software and services to us have a limited operating history and have relatively new technology. These third parties are dependent on reliable delivery of services from others. If our current providers were to experience prolonged systems failures or delays, we would need to pursue alternative sources of services. Although alternative sources of these services are available, we may be unable to secure such services on a timely basis or on terms favorable to us. As a result, we may experience business disruptions if these third parties fail to provide reliable software, systems and related services to us.

Privacy concerns relating to elements of our technology could damage our reputation and deter current and potential users from using our products and services.

      Laws applicable to e-commerce, online privacy and the Internet generally are becoming more prevalent. It is possible that new laws and regulations may be adopted regarding the Internet or other online services in the United States and foreign countries. Such laws and regulations may address user privacy, freedom of expression, unsolicited commercial e-mail (spam), pricing, content and quality of services and products, taxation, advertising, intellectual property rights and information security. The nature of such legislation and the manner in which it may be interpreted and enforced cannot be fully determined at this time. Such legislation could subject us and/or our customers to potential liability or restrict our present business practices, which, in turn, could have an adverse effect on our business, results of operations and financial condition. In addition, the FTC has investigated the privacy practices of several companies that collect information about individuals on the Internet. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use generally, which, in turn, could decrease the demand for our service or increase our cost of doing business or in some other manner have a material adverse effect on our business, results of operations and financial condition.

      Specifically, privacy legislation has been enacted in the U.S., and the U.S. Federal Trade Commission has taken action against Website operators that do not comply with state privacy policies. The Children's Online Privacy Protection Act imposes additional restrictions on the ability of online services to collect information from minors. Several states have proposed legislation that would limit the use and disclosure of personally identifiable information gathered online about users. To obtain membership on our sites, a user must disclose their name, address, e-mail address and role in the wedding. We do not currently share any member's personal identifying information to third parties without the member's prior consent. We may share aggregated member information with third parties, such as a member's zip code or gender and may use information revealed by members and information built from user behavior to target advertising, content and e-mail. Because we rely on the collection and use of personal data from our members for targeting advertisements, we may be harmed by any laws or regulations that restrict our ability to collect or use this data.

      The international regulatory environment relating to the Internet market could have a material and adverse effect on our business, results of operations and financial condition if we elect to expand internationally. In particular, the European Union privacy regulations limit the collection and use of some user information and subject data collectors to a restrictive regulatory regime. The cost of such compliance could be material, and we may not be able to comply with the applicable national regulations in a timely or cost-effective manner, if at all.

      Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition.

      Privacy concerns in general may cause visitors to avoid online sites that collect behavioral information and even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our services. In addition, if our privacy practices are deemed unacceptable by watchdog groups or privacy advocates, such groups may attempt to harm our business by blocking access to our sites or disparaging our reputation and our business, and may have a material effect on our results of operation and financial condition.

If our security systems are breached we could incur liability, our services may be perceived as not being secure, and our business and reputation could suffer.

      Our business involves the storage and transmission of the proprietary information of our customers. Although we employ internal control procedures to protect the security of our customers' data, we cannot guarantee that these measures will be sufficient for this purpose. If our security measures are breached as a result of a third party action, employee error or otherwise, and as a result customers' information becomes available to unauthorized parties, we could incur liability and our reputation would be damaged, which could lead to the loss of current and potential customers. Breaches of our security could result in misappropriation of personal information. If we experience any breaches of our network security or sabotage, we might be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Because techniques used by outsiders to obtain unauthorized network access or to sabotage systems change frequently and generally are usually not able to be recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventive measures.

      Our systems are also exposed to computer viruses, denial of service attacks and bulk unsolicited commercial e-mail, or spam. The property and business interruption insurance we carry may not have coverage adequate to compensate us fully for losses that may occur. Such events could cause loss of service and data to customers, even if the resulting disruption is temporary. We could be required to make significant expenditures if our systems are damaged or destroyed, or if the delivery of our services to our customers is delayed and our business could be harmed.

We have not independently verified market share and industry data and forecasts.

      We make statements in this prospectus about market share and industry data and forecasts that we obtained from industry publications and surveys and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although we have no reason to believe that any of this information is inaccurate in any material respect, we have not independently verified the data provided by third parties or derived from industry or general publications.

Risks Related to the Internet Industry

If the use of the Internet and commercial online services as media for commerce does not continue to grow, our business would be materially and adversely affected.

      We cannot assure you that a sufficiently broad base of consumers will adopt, and continue to use, the Internet and commercial online services as media for commerce, particularly for purchases of wedding gifts and supplies. Even if consumers adopt the Internet or commercial online services as a media for commerce, we cannot be sure that the necessary infrastructure will be in place to process such transactions. Our long-term viability depends substantially upon the widespread acceptance and the development of the Internet or commercial online services as effective media for consumer commerce and for advertising. Use of the Internet or commercial online services to effect retail transactions and to advertise is at an early stage of development. Convincing consumers to purchase wedding gifts and supplies online may be difficult.

      Demand for recently introduced services and products over the Internet and commercial online services is subject to a high level of uncertainty. The continued development of the Internet and commercial online services as a viable commercial marketplace is subject to a number of factors, including:

•	continued growth in the number of users of such services;

•	concerns about transaction security;

•	continued development of the necessary technological infrastructure;

•	consistent quality of service;

•	availability of cost-effective, high speed service;

•	uncertain and increasing government regulation; and

•	the development of complementary services and products.

      If users experience difficulties because of capacity constraints of the infrastructure of the Internet and other commercial online services, potential users may not be able to access our sites, and our business and prospects would be harmed.

      To the extent that the Internet and other online services continue to experience growth in the number of users and frequency of use by consumers resulting in increased bandwidth demands, there can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them. The Internet and other online services have experienced outages and delays as a result of damage to portions of their infrastructure, power failures, telecommunication outages, network service outages and disruptions, natural disasters and vandalism and other misconduct. Outages or delays could adversely affect online sites, e-mail and the level of traffic on all sites. We depend on online access providers that provide our users with access to our services. In the past, users have experienced difficulties due to systems failures unrelated to our systems. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity or to increased governmental regulation. Insufficient availability of telecommunications services to support the Internet or other online services also could result in slower response times and negatively impact use of the Internet and other online services generally, and our sites in particular. If the use of the Internet and other online services fails to grow or grows more slowly than expected, if the infrastructure for the Internet and other online services does not effectively support growth that may occur or if the Internet and other online services do not become a viable commercial marketplace, it is possible that we will not be able to maintain profitability.

We may be unable to respond to the rapid technological change in the Internet industry.

      If we are unable, for technological, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, we could lose users and market share to our competitors. The Internet and e-commerce are characterized by rapid technological change. Sudden changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices could render our existing online sites and proprietary technology and systems obsolete. The emerging nature of services and products in the online wedding market and their rapid evolution will require that we continually improve the performance, features and reliability of our online services. Our success will depend, in part, on our ability:

•	to enhance our existing services;

•	to develop and license new services and technology that address the increasingly sophisticated and varied needs of our prospective customers and users; and

•	to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

      The development of online sites and other proprietary technology entails significant technological and business risks and requires substantial expenditures and lead time. We may be unable to use new technologies effectively or adapt our online sites, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. Updating our technology internally and licensing new technology from third parties may require significant additional capital expenditures.

Our online sponsorship and advertising revenues, as well as our merchandise revenues, could decline if we become subject to burdensome government regulation and legal uncertainties related to doing business online.

      Laws and regulations directly applicable to Internet communications, privacy, commerce and advertising are becoming more prevalent. Laws and regulations may be adopted covering issues such as user privacy, freedom of expression, pricing, unsolicited commercial e-mail (spam), content, taxation, quality of services and products, advertising, intellectual property rights and information security. Any new legislation could hinder the growth in use of the Internet and other online services generally and decrease the acceptance of the Internet and other online services as media of communications, commerce and advertising.

      Due to the global nature of the Internet, it is possible that, although our transmissions originate in New York, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. We file tax returns in the states where we are required to by law, based on principles applicable to traditional businesses. However, one or more states could seek to impose additional income tax obligations or sales tax collection obligations on out-of-state companies, such as us, that engage in or facilitate electronic commerce. A number of proposals have been made at state and local levels that could impose such taxes on the sale of products and services through the Internet or the income derived from such sales. If adopted, these proposals could substantially impair the growth of electronic commerce and seriously harm our profitability.

      The laws governing the Internet remain largely unsettled, even in areas where legislation has been enacted. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising services. In addition, the growth and development of the market for e-commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, which may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet and other online services could cause our sponsorship and advertising revenues and merchandise revenues to decline and our business and prospects to suffer.

We may be sued for information retrieved from our sites.

      We may be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we publish on our online sites. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We could also be subject to claims based upon the content that is accessible from our online sites through links to other online sites or through content and materials that may be posted by members in chat rooms or bulletin boards. Our insurance, which covers commercial general liability, may not adequately protect us against these types of claims.

We may incur potential product liability for products sold online.

      Consumers may sue us if any of the products that we sell online are defective, fail to perform properly or injure the user. To date, we have had limited experience selling products online and developing relationships with manufacturers or suppliers of such products. We sell a range of products targeted specifically at brides and grooms. Such a strategy involves numerous risks and uncertainties. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our financial results, reputation and brand name.

We may incur significant expenses related to the security of personal information online.

      The need to transmit securely confidential information online has been a significant barrier to e-commerce and online communications. Any well-publicized compromise of security could deter people from using the Internet or other online services or from using them to conduct transactions that involve transmitting confidential information. Because our success depends on the acceptance of online services and e-commerce, we may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches.

Risks Related to this Offering and Our Common Stock

Our stock price has been highly volatile and is likely to experience significant price and volume fluctuations in the future, which could result in substantial losses for our stockholders and subject us to litigation.

      The equity trading markets may experience periods of volatility, which could result in highly variable and unpredictable pricing of equity securities. The market price of our common stock could change in ways that may or may not be related to our business, our industry or our operating performance and financial condition. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Our common stock has experienced significant volume and price fluctuations in the past. For example, from July 1, 2005 through June 30, 2006, the market price of our common stock tripled, increasing from $6.95 to $20.93. Our current market price and valuation may not be sustainable. If the market price of our common stock declines significantly, you may be unable to resell your common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were to become the subject of securities class action litigation, we could face substantial costs and be negatively affected by diversion of our management's attention and resources. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly, including a decline below the offering price, in the future. In addition, the stock markets in general can experience considerable price and volume fluctuations, which could result in substantial losses for our stockholders.

Provisions in our articles of incorporation, bylaws and Delaware law may make it more difficult to effect a change in control, which could adversely affect the price of our common stock.

      Provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We may issue shares of preferred stock in the future without stockholder approval and upon such terms as our board of directors may determine. Our issuance of this preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock and potentially prevent the payment of a premium to stockholders in an acquisition. In addition, our certificate of incorporation includes provisions giving the board the exclusive right to fill all board vacancies, providing for a classified board of directors and permitting removal of directors only for cause and with a super-majority vote of the stockholders.

      These provisions also could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders, and may limit the price that investors are willing to pay in the future for shares of our common stock.

      We are also subject to provisions of the Delaware General Corporation Law that prohibit business combinations with persons owning 15% or more of the voting shares of a corporation's outstanding stock for three years following the date that person became an interested stockholder, unless the combination is approved by the board of directors prior to the person owning 15% or more of the stock, after which the business combination would be subject to special stockholder approval requirements. This provision could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or may otherwise discourage a potential acquiror from attempting to obtain control from us, which in turn could have a material adverse effect on the market price of our common stock.

We have not paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future.

      We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. As a result, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial conditions, current and anticipated cash needs and plans for expansion. Accordingly, investors must rely on sales of their common stock after price appreciation, which may not occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Our executive officers, directors and principal stockholders exercise significant control over all matters requiring a stockholder vote.

      As of August 7, 2006, our executive officers and directors and 5% stockholders, and their affiliates, in the aggregate, beneficially owned approximately 61.4% of our outstanding common stock. As a result, if some or all of these stockholders act as a group, they would be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also have the effect of delaying or preventing a change in control.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. You can identify forward-looking statements by terminology such as “may,” “might,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of these terms or other similar expressions and comparable terminology. These expressions and terminology relate to, without limitation, statements about our pending Merger with WeddingChannel, our market opportunities, our strategy, our competition, our projected revenues and expense levels and the adequacy of our available cash resources. You should not place undue reliance on these forward-looking statements which apply only as of the date of this prospectus. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors described above and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares of common stock offered and sold pursuant to this prospectus. The selling stockholders will not pay any of the expenses that are incurred in connection with the registration of the shares, but they will pay all commissions, discounts and any other compensation to any securities broker-dealers through whom they sell any of the shares.

DILUTION

      None of the shares offered and sold pursuant to this prospectus are being sold by us. Therefore, there will be no dilution in the net tangible book value per share as a result of the sale of the shares offered and sold pursuant to this prospectus.

PENDING MERGER WITH WEDDINGCHANNEL

      On June 5, 2006, we announced that we entered into a definitive Merger Agreement to acquire WeddingChannel, a privately-held provider of wedding planning and gift buying services, in a merger transaction pursuant to which WeddingChannel will become a wholly owned subsidiary of The Knot. Under the terms of the Merger Agreement, we will pay approximately $57.9 million in cash and issue 1,150,000 shares of our common stock in exchange for all of the outstanding capital stock and stock options of WeddingChannel. We intend to finance the cash portion of the purchase price through our existing cash resources and, subject to market conditions, the proceeds of the Follow-On Offering. The cash portion of the purchase price will be adjusted if WeddingChannel's working capital is above or below $10 million at closing.

      The Merger Agreement contains customary representations, warranties and covenants. With the exception of certain matters, the indemnification obligations of the stockholders of WeddingChannel for breaches of representations and warranties will be subject to a $500,000 aggregate threshold and an aggregate cap of 10% of the aggregate purchase price. The representations and warranties of WeddingChannel will survive for 18 months after the closing of the Merger.

      The Merger has been approved by the boards of directors of both companies. Stockholders representing approximately 30% of the outstanding capital stock of WeddingChannel have agreed to vote their shares in favor of the Merger. The Merger is subject to customary closing conditions, including stockholder approval and approval of the California Commission of Corporations of the fairness of the terms and conditions of the Merger (or, in lieu thereof, the existence of an effective registration statement covering the shares of common stock to be issued by The Knot in the Merger). The Merger is currently expected to close in the third quarter of 2006. The Merger Agreement also contains certain termination rights in favor of each of The Knot and WeddingChannel.

      Concurrently with the execution of the Merger Agreement, WeddingChannel and Federated Department Stores, Inc. (“Federated”) entered into the Fourth Addendum to FDS Registry Agreement, dated June 1, 1999, as amended, pursuant to which, among other things, the term of the FDS Registry Agreement and the exclusivity provisions set forth therein will be extended until January 31, 2011. The Fourth Addendum will become effective only upon the consummation of the Merger.

      Federated or its affiliates own in excess of 5% of the outstanding common stock of each of The Knot and WeddingChannel, and are expected to own in excess of 10% of the outstanding common stock of The Knot following completion of the Merger. Federated has agreed not to sell any of the shares of The Knot common stock it receives in the Merger for a period of one year following the closing of the Merger. Additionally, contingent upon the closing of the Merger, The Knot will grant to Federated, for as long as Federated owns at least 5% of the outstanding common stock of The Knot, (i) the right to appoint one member of our board of directors and (ii) customary registration rights, which rights will be exercisable commencing one year from the date on which the Merger is consummated.

SELLING STOCKHOLDERS

      We are registering the shares of common stock offered for sale by this prospectus as required by certain registration rights obligations in connection with the Private Placement to the selling stockholders.

      The following table sets forth the name of each selling stockholder, the number of shares of common stock beneficially owned by each selling stockholder as of August 7, 2006, the number of shares of common stock that each selling stockholder may offer and sell pursuant to this prospectus, and the number of shares of common stock and the percentage of the class of common stock to bebeneficially owned by each selling stockholder after completion of this offering (assuming the sale of all shares offered by this prospectus). Because each selling stockholder may offer all or a portion of the shares of common stock offered by this prospectus from time to time after the date hereof, no estimate can be made of the number of shares that each selling stockholder may retain upon completion of this offering.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Percentage of beneficial ownership is based on 26,383,664 shares of common stock outstanding on August 7, 2006 (including the 2,750,000 shares issued in the Private Placement). Unless otherwise indicated, the persons named in the table directly own the shares and have sole voting and sole investment control with respect to all shares beneficially owned. None of the selling stockholders beneficially own any shares of common stock pursuant to options or similar rights. The information with respect to beneficial ownership of common stock held by each selling stockholder is based upon record ownership data provided by our transfer agent, information as supplied or confirmed by the selling stockholders, statements filed with the Securities and Exchange Commission or our actual knowledge.

      Within the past three years, none of the selling stockholders have held any position or office with us or any of our affiliates or had a material relationship with us or any of our affiliates.

			Shares Beneficially Owned After the Offering
Name	Number of Shares Beneficially Owned Prior to the Offering	Number of Shares Offered Hereby	Shares	Percent
Ashford Capital Management, Inc. (1):
Ashford Capital Partners, L.P.	223,100	223,100	—	—
Anvil Investment Associates, L.P.	124,400	24,000	100,400	*
Hank & Co.	140,000	90,000	50,000	*
Linerbrook & Co.	163,100	132,600	30,500	*
Hare & Co.	149,300	124,300	25,000	*
Booth & Co.	222,200	206,200	16,000	*
Bost & Co.	223,500	193,600	29,900	*
Mertz & Moyer	7,200	6,200	1,000	*
Total	1,252,800	1,000,000	252,800	1.0%

			Shares Beneficially Owned After the Offering
Name	Number of Shares Beneficially Owned Prior to the Offering	Number of Shares Offered Hereby	Shares	Percent
Capital Research and Management Company (2):
SMALLCAP World Fund, Inc.	1,870,000	670,000	1,200,000	4.5%
American Funds Insurance Series, Global Small Capitalization Fund	530,000	330,000	200,000	*
Total	2,400,000	1,000,000	1,400,000	5.3%
T. Rowe Price Associates, Inc. (3):
T. Rowe Price Media & Telecommunications Fund, Inc.	600,366	277,400	322,966	1.2%
T. Rowe Price Developing Technologies Fund, Inc.	23,000	23,000	—	—
TD Mutual Funds—TD Entertainment & Communications Fund	61,300	28,000	33,300	*
T. Rowe Price New Horizons Fund, Inc.	1,140,000	403,600	736,400	2.8%
City of New York Deferred Compensation Plan—NYC 457/401k Small Cap Account	29,400	10,000	19,400	*
T. Rowe Price New Horizons Trust	22,200	8,000	14,200	*
Total	1,876,266	750,000	1,126,266	4.3%

*	Less than 1%
(1)	Ashford Capital Management, Inc. (“Ashford”) serves as investment adviser to the funds listed under its name in the table above. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Ashford may however, Ashford expressly disclaims that it is, in fact, the beneficial owner of such securities.
(2)	Capital Research and Management Company (“Capital Research”) serves as investment adviser to the funds listed under its name in the table above. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Capital Research may be deemed to be the beneficial owner of all of the shares listed above; however, Capital Research expressly disclaims that it is, in fact, the beneficial owner of such securities. Capital Research is an investment adviser registered under the Investment Advisers Act of 1940.
(3)	T. Rowe Price Associates, Inc. (“T. Rowe Price Associates”) serves as investment adviser with power to direct investments and/or sole power to vote the shares owned by the funds and accounts listed under its name in the table above, as well as shares owned by certain other individual and institutional investors. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates may be deemed to be the beneficial owner of all of the shares listed above; however, T. Rowe Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price Associates is a wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company.

PLAN OF DISTRIBUTION

      We are registering the shares of common stock offered for sale by this prospectus on behalf of the selling stockholders. As used in this section, “selling stockholders” includes donees, pledgees, distributees, transferees, or other successors-in-interest. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. We will pay all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will pay all brokerage commissions, underwriting discounts, commissions, transfer taxes and other similar selling expenses, if any, associated with the sale of the shares of common stock by them.

      The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

      The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our shares of common stock and may sell or deliver shares in connection with these trades.

      Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction, not in excess of a customary brokerage commission in compliance with NASD Rule 2440, and in the case of a principal transaction, a markup or markdown in compliance with NASD IM-2440. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

      The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the description of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus.

      The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the description of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus.

      In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

      The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for us by Proskauer Rose LLP, New York, New York.

EXPERTS

      The consolidated financial statements for The Knot, Inc. appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements for WeddingChannel.com, Inc. and subsidiaries as of December 31, 2004 and December 31, 2005 and for each of the three years in the period ended December 31, 2005, have been incorporated by reference herein and in the registration statement of which this prospectus forms a part in reliance upon the report of Grant Thornton LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, located at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with, or furnished to, the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•	our Current Reports on Form 8-K filed on January 18, 2006, June 5, 2006, July 10, 2006, July 11, 2006, July 20, 2006 (which contains the WeddingChannel financial statements), July 20, 2006 (which contains the unaudited pro forma consolidated financial information of The Knot and certain information relating to WeddingChannel), July 20, 2006 (which relates to the expected resignation of one of our directors) and July 25, 2006; and

•	the description of our Common Stock in our Registration Statement on Form 8-A (File No. 000-28271) under Section 12(g) of the Exchange Act.

      In addition, all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before the offering of the common stock offered hereby is completed shall be deemed to be incorporated by reference into this prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph (included in our Definitive Proxy Statement), or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K, or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

      Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

      We will provide to you at no cost a copy of any or all of the information incorporated by reference into this prospectus. You may make a request for a copy of this information in writing or by telephone. Requests should be directed to:

The Knot, Inc.
Attention: Investor Relations
462 Broadway, 6th Floor
New York, NY 10013
(212) 219-8555
ir@theknot.com

2,750,000 Shares

Common Stock

PROSPECTUS

         , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      The expenses in connection with the issuance and distribution of the common stock being registered under the prospectus are listed below (all amounts other than Securities and Exchange Commission registration fee are estimated). We will pay all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will pay all brokerage commissions, underwriting discounts, commissions, transfer taxes and other similar selling expenses, if any, associated with the sale of the shares of common stock by them, which are not listed below.

Securities and Exchange Commission registration fee	$5,666
Legal fees and expenses	20,000
State “blue sky” fees and expenses	5,000
Accounting fees and expenses	5,000
Printing and engraving costs	5,000
Transfer agent's fees and expenses	5,000
Miscellaneous	4,334

Total	$50,000

Item 15. Indemnification of Directors and Officers.

      Our amended and restated certificate of incorporation provides that the liability of a director of The Knot shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware. Under the Delaware General Corporation Law, our directors have a fiduciary duty to The Knot which is not eliminated by this provision of the amended and restated certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available.

      Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

•	for any breach of the director's duty of loyalty to The Knot or its stockholders;

•	for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for the payment of dividends or approval of stock repurchases or redemptions that are prohibited by the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

      The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's certificate of incorporation, bylaws, any agreement, a vote of stockholders or otherwise. Our amended and restated certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law and provides that The Knot shall fully indemnify any person who was or is a party or is threatened to be made a part to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that that person is or was a director or officer of The Knot or is or was serving at the request of The Knot as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. This indemnification shall be against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding.

      We have entered into indemnification agreements with each of our current directors and executive officers, in addition to the indemnification provided for in The Knot’s amended and restated certificate of incorporation. The Knot believes that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. In addition, The Knot has obtained liability insurance for its directors and officers.

Item 16. Exhibits.

Exhibit Number		Description of Exhibit
2.1		Agreement and Plan of Merger and Reorganization dated as of June 5, 2006, by and among the Registrant, IDO Acquisition Corporation, WeddingChannel.com, Inc., and, solely with respect to certain sections, Lee B. Essner (incorporated by reference to the identically numbered exhibit in the Registrant's Current Report on Form 8-K filed on June 5, 2006)
4.1		Specimen Common Stock certificate (incorporated by reference to the identically numbered exhibit in the Registrant's Registration Statement on Form S-1, registration number 333-87345) (the “Form S-1”)
4.2		Provisions defining the rights of holders of common stock in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws (incorporated by reference to exhibits 3.2 and 3.4 to the Form S-1, respectively)
4.7	*	Subscription Agreement by and between The Knot, Inc. and T. Rowe Price Associates, Inc. on behalf of its participating clients specified therein, dated as of July 7, 2006
4.8	*	Subscription Agreement by and between The Knot and investment funds advised by Capital Research and Management Company, dated as of July 7, 2006
4.9	*	Subscription Agreement by and between The Knot and investment funds advised by Ashford Capital Management, Inc., dated as of July 7, 2006
5.1	*	Opinion of Proskauer Rose LLP
23.1		Consent of Ernst & Young LLP
23.2		Consent of Grant Thornton LLP
23.3	*	Consent of Proskauer Rose LLP (contained in the opinion filed as Exhibit Number 5.1 to this registration statement)
24.1	*	Power of Attorney

* Previously filed.

Item 17. Undertakings.

      The undersigned Registrant hereby undertakes:

      (A) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 hereof or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (C) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (D) (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 10, 2006.

THE KNOT, INC.

By:	/s/ David Liu Name: David Liu Title: President, Chief Executive Officer and Chairman of the Board of Directors

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 10, 2006.

Signature	Title(s)
/s/ David Liu David Liu	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)
/s/ Richard Szefc Richard Szefc	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)
* Sandra Stiles	Chief Operating Officer, Assistant Secretary and Director
* Charles Baker	Director
* Lisa Gersh	Director
* Matthew Strauss	Director
* Ann Winblad	Director
* By /s/ Richard Szefc Richard Szefc Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger and Reorganization dated as of June 5, 2006, by and among the Registrant, IDO Acquisition Corporation, WeddingChannel.com, Inc., and, solely with respect to certain sections, Lee B. Essner (incorporated by reference to the identically numbered exhibit in the Registrant's Current Report on Form 8-K filed on June 5, 2006)
4.1	Specimen Common Stock certificate (incorporated by reference to the identically numbered exhibit in the Registrant's Registration Statement on Form S-1, registration number 333-87345) (the “Form S-1”)
4.2	Provisions defining the rights of holders of common stock in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws (incorporated by reference to exhibits 3.2 and 3.4 to the Form S-1, respectively)
4.7*	Subscription Agreement by and between The Knot, Inc. and T. Rowe Price Associates, Inc. on behalf of its participating clients specified therein, dated as of July 7, 2006
4.8*	Subscription Agreement by and between The Knot and investment funds advised by Capital Research and Management Company, dated as of July 7, 2006
4.9*	Subscription Agreement by and between The Knot and investment funds advised by Ashford Capital Management, Inc., dated as of July 7, 2006
5.1*	Opinion of Proskauer Rose LLP
23.1	Consent of Ernst & Young LLP
23.2	Consent of Grant Thornton LLP
23.3*	Consent of Proskauer Rose LLP (contained in the opinion filed as Exhibit Number 5.1 to this registration statement)
24.1*	Power of Attorney

* Previously filed.